EXHIBIT 1.2

STERLITE GOLD LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Sterlite Gold Ltd. (“Sterlite”)
19, Khanjian Street,
Yerevan, Republic of Armenia
375 010

Item 2:	Date of Material Change

June 13, 2006

Item 3:	News Release

On June 13, 2006, Sterlite issued the news release described herein in Toronto, Ontario over Canada NewsWire. A copy of such news release is attached hereto as Schedule “A” and forms a part hereof.

Item 4:	Summary of Material Change

On June 13, 2006, Sterlite announced that its board of directors unanimously recommended that Sterlite common shareholders tender to a proposed offer by Vedanta Resources plc (“Vedanta”) to acquire, directly or indirectly, all of the outstanding common shares of Sterlite at a price of Cdn.$0.258 per common share in cash (the “Proposed Offer”).

Item 5:	Full Description of Material Change

On June 13, 2006, Sterlite announced that its board of directors unanimously recommended that Sterlite common shareholders tender to the Proposed Offer by Vedanta.

The Board of Directors of Sterlite appointed a special committee (the “Special Committee”) to receive, consider and make a recommendation regarding any proposal that might be made by Vedanta. The Special Committee engaged independent legal advisors and retained PricewaterhouseCoopers LLP to prepare a formal valuation of the Sterlite common shares in accordance with applicable Canadian securities laws. The Board of Directors of Sterlite, on the recommendation of the Special Committee, has unanimously approved the Proposed Offer, determined that the Proposed Offer is fair to shareholders of Sterlite (other than Vedanta and its affiliates), is in the best interests of Sterlite and its shareholders and recommended that shareholders of Sterlite tender their common shares to the Proposed Offer.

The Proposed Offer will be subject to customary conditions, including all regulatory approvals having been obtained and acceptance by (i) at least 66⅔% of the total number of issued and outstanding Sterlite common shares, and (ii) not less than a majority of the total number of issued and outstanding Sterlite common shares, excluding any common shares that may not be included as part of the minority approval of a second step transaction.

Sterlite has entered into a support agreement (the “Support Agreement”) with Vedanta which contains terms and conditions typical for transactions of this nature and which prohibits Sterlite from soliciting any competing offers. In certain circumstances, Sterlite may terminate the Support Agreement and withdraw its recommendation to Sterlite common shareholders to accept the Proposed Offer. In such an event and in certain other circumstances where the Proposed Offer is not completed, Sterlite would be required to pay a termination fee to Vedanta of US$2,500,000. A copy of the Support Agreement is attached hereto as Schedule “B” and forms a part hereof.

Investors and security holders are strongly advised to read the take-over bid circular, directors’ circular, and other documents relating to the Proposed Offer when they become available, as they will contain important information. The take-over bid circular, directors’ circular and related documentation will be filed with the securities regulatory authorities in each province and territory of Canada. Investors and security holders may access these documents (when available), and other documents filed by Sterlite with the Canadian securities regulatory authorities, at http://www.sedar.com.

Item 6:	Reliance on Subsection 7.1 (2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact
B. S. Vadivelu
Chief Financial Officer
Sterlite Gold Ltd.
Tel: +0037410-542270/542263

Item 9:	Date of Report

As of June 13, 2006